

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 30, 2018

Via E-mail
Mr. Robert O. Stephenson
Chief Financial Officer
Omega Healthcare Investors, Inc.
3030 International Circle, Suite 200
Hunt Valley, MD 21030

> **Re:**   **Omega Healthcare Investors, Inc.**
> **OHI Healthcare Properties Limited Partnership**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **File Nos. 1-11316 and 333-203447-11**

Dear Mr. Stephenson:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief
Office of Real Estate and
Commodities